

October 16, 2014

Via Email
Daniel E. Gorski
Chief Executive Officer
Texas Rare Earth Resources Corp.
539 El Paso Street
Sierra Blanca, TX 79851

    Re: **Texas Rare Earth Resources Corp.**
            Amendment to Registration Statement on Form S-1
            Filed October 1, 2014
            File No. 333-198457

Dear Mr. Gorski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment one from our letter dated September 23, 2014. As previously requested, please tell us whether the company, any of its officers or directors, or any affiliates of the preceding, participated in the July 8, 2014 interview and/or implicitly or explicitly approved of the information published about the company.

2. In response to comment one you state that your revised Preliminary Economic Assessment provides a reasonable basis in support of statements regarding your project economics that Mr. Marchese made in the July 8, 2014 interview. Please tell us how a preliminary report supports these statements. In this regard please tell us how and where you have provided meaningful discussion of the qualifications and assumptions surrounding this report and the manner in which it differs from a bankable feasibility study. In addition, please remove all references in your Form S-1 to the PEAs you have furnished on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jason Brenkert
        Dorsey & Whitney LLP